================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-12014.

================================================================================

                        MER Telemangement Solutions Ltd.



6-K Items

1. Mer Telemanagement Solutions Ltd. Proxy Statement for Extraordinary Meeting of Shareholders to be held on January 28, 2004.

2. Mer Telemanagement Solutions Ltd. Proxy Card for Extraordinary Meeting of Shareholders to be held on January 28, 2004.

                                                                          ITEM 1

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                                22 Zarhin Street
                             Ra'anana 43662, Israel

                              ---------------------

                 NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

                              ---------------------
Dear Shareholders:

     We are pleased to invite you to an Extraordinary Meeting of Shareholders to be held on January 28, 2005 at 10:00 a.m. at our offices at 22 Zarhin Street, Ra'anana, Israel for the following purposes:

     1.   To elect an outside director for a term expiring on January 28, 2008;

     2. To transact any other business that may properly come before the meeting.

     The Board of Directors recommends that you vote in favor of the item, which is described in the attached Proxy Statement. Please vote promptly. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the Extraordinary Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            Sincerely,

                                            /s/Chaim Mer

                                            Chaim Mer
                                            Chairman of the Board of Directors

By Order of the Board of Directors
Ori Shachar, Corporate Secretary
December 23, 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.

                              ---------------------

                                 PROXY STATEMENT

                              ---------------------

                      EXTRAORDINARY MEETING OF SHAREHOLDERS

     This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the Extraordinary Meeting of Shareholders, or the Meeting, to be held on January 28, 2005.

     Shareholders will be asked to vote upon the election of an outside director for a term expiring on January 28, 2008. The enclosed proxy card and this Proxy Statement are being mailed to shareholders on or about December 23, 2004

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the proposal, which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to the Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of December 20, 2004, the record date for determination of shareholders entitled to vote at the Meeting, there were 4,638,004 of our ordinary shares outstanding. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.01 per share. The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.

     Under the Israeli Companies Law, the election of Orna Berry as outside director, requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and voting thereon, provided that (i) at least one third of the non-controlling shareholders represented and voting at the Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company. If a shareholder fails to notify us as to whether he or she has a controlling interest in the company, the shareholder may not vote and his vote will not be counted with respect to Item 1. There will be a specific place on the proxy card to indicate if you have a controlling interest with respect to the election of the outside director in Item 1. Shareholders are asked to indicate "yes or "no."

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information as of December 20, 2004 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

                                                               Number of              Percentage of
                                                             Ordinary Shares           Outstanding
  Name                                                    Beneficially Owned (1)     Ordinary Shares (2)
  ----                                                    ----------------------     -------------------
  Chaim Mer.................................................   2,000,954 (3)             43.14%
  Alon Aginsky..............................................          --                    --
  Isaac Ben-Bassat..........................................     689,214 (4)             14.86%
  Dr. Yehoshua Gleitman.....................................          --                    --
  Steven J. Glusband........................................       7,944 (5)                 *
  Yaacov Goldman ...........................................          --                    --
  All directors and executive officers as a group
    (8 persons).............................................   2,760,612 (6)             58.64%
-------------------
*  Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 4,638,004 ordinary shares (excluding 10,800 ordinary shares held in treasury) issued and outstanding as of December 20, 2004.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 244,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd., 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 ordinary shares through their controlling interest in C. Mer. Industries Ltd.

(4) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

(5) Includes 6,944 ordinary shares subject to currently exercisable stock options.

(6) Includes 69,444 ordinary shares subject to currently exercisable stock options.


                       I. ELECTION OF AN OUTSIDE DIRECTOR
                           (Item 1 on the Proxy Card)

     Under the Israeli Companies Law, public companies that have offered shares to the public in or outside of Israel are required to elect two outside directors  who must  meet  specified  standards  of  independence.  The  outside directors may not have any economic relationship with us. Among other limitations, controlling shareholders of a company and their relatives or employees cannot serve as outside directors. Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against the election of an outside director represent 1% or less of all of the voting rights in the company.

     Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If, when an outside director is elected, all members of the board of directors of a company are of one gender, the outside director to be elected must be of the other gender.

     Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     Our Board of Directors proposes the election of Dr. Orna Berry as an outside director (as defined by the Israeli Companies Law) to hold office for three years until January 28, 2008 and until her successor is elected and qualified. Should Dr. Orna Berry be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. The nominee is expected to be available.

     Dr. Orna Berry, 55, is a Venture Partner in Gemini Israel Funds Ltd. and since 2000 has served as Chairperson of Lambda Crossing, Ltd. and Riverhead Networks, Inc., which was sold to Cisco in March 2004. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000 and Co-President of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which has been acquired by Siemens AG, from 1993 to 1997. From 1992 to 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry holds a B.A. in statistics and mathematics from Haifa University, an M.A. in statistics and mathematics from Tel Aviv University and a Ph.D. in computer science from the University of Southern California.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that Dr. Orna Berry be elected as an outside director of Mer Telemanagement Solutions Ltd. for a term of three years expiring on January 28, 2008."

     The Board of Directors recommends a vote FOR the election of Dr. Berry as an Outside Director.

                                  OTHER MATTERS

     The Board of Directors does not intend to bring any other matter before the Meeting other than that specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.



                                            By Order of the Board of Directors,

                                            Ori Shachar
                                            Corporate Secretary




Dated: December 23, 2004

                                                                          ITEM 2

                        MER TELEMANAGEMENT SOLUTIONS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Chaim Mer and Ori Shachar, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on January 28, 2005 at 10:00 a.m. at the principal offices of the Company, 22 Zarhin Street, Ra'anana 43662, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEE FOR OUTSIDE DIRECTOR IN PROPOSAL 1 SET FORTH ON THE REVERSE. VOTES CAST FOR THE NOMINEE FOR OUTSIDE DIRECTOR WILL NOT BE COUNTED UNLESS YES OR NO HAS BEEN SPECIFIED WITH RESPECT TO WHETHER THE SHAREHOLDER HAS A CONTROLLING INTEREST IN THE COMPANY.




                (Continued and to be signed on the reverse side)

                    EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                        MER TELEMANAGEMENT SOLUTIONS LTD.

                                January 28, 2005

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
       THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL BELOW.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------



Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a controlling interest in the Company with respect to the election of the nominee for outside director.

1.   To elect Dr. Orna Berry as an outside director.

               [ ] FOR           [ ] AGAINST      [ ] ABSTAIN

Do you have a controlling interest with respect to the election of Dr. Orna Berry as an outside director? YES [ ] NO [ ]




     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder [           ] Date [         ]
Signature of Shareholder [           ] Date [         ]

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: December 28, 2004